Exhibit 99.2
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Fourth quarter 2009 operations review
14 January 2010
Chief executive Tom Albanese said: “We are seeing recovery across most of our key commodities, although we continue to be cautious on the state of the global economy going into 2010 as stimulus packages start to wind down. This was another very strong quarter for iron ore production, driven by continuing high demand from China. In the Pilbara we achieved record sales for both the quarter and the full year and both global and Pilbara production set new records in 2009. We made good progress in divestments with $1.85 billion of sales completed in the fourth quarter and have now agreed sales of $10.3 billion since we began the divestment programme in 2008.”
•	Rio Tinto’s global iron ore production was up 49 per cent compared with the fourth quarter of 2008. Global iron ore sales set a new quarterly record of 61 million tonnes (100 per cent basis). Rio Tinto’s global iron ore production in 2009 exceeded 217 million tonnes (172 million tonnes on an attributable basis), a 13 per cent increase on 2008, and also a new record.

•	Pilbara iron ore production was 56 million tonnes (45 million tonnes on an attributable basis), up 54 per cent on the fourth quarter of 2008. The Pilbara system consistently operated above its nameplate capacity in order to supply continuing strong growth in demand.

•	Mined copper production was up 36 per cent on the fourth quarter of 2008 with higher production at all operations, notably at Escondida and Grasberg.

•	Refined copper production was up 15 per cent on the fourth quarter of 2008 following higher concentrate grades and a further improvement in performance at Kennecott Utah Copper.

•	Mined gold production exceeded 1.1 million ounces in 2009, 141 per cent above 2008, attributable to higher grades at Kennecott Utah Copper and Grasberg.

•	Production cutbacks were maintained in the Aluminium group in response to market conditions. Bauxite production was down one per cent, alumina down two per cent and aluminium down three per cent, compared with the fourth quarter of 2008. At the end of 2009 Rio Tinto Alcan’s annual run rate was nine per cent lower than at the start of the year.

•	Australian thermal coal production was up five per cent on the fourth quarter of 2008. Australian hard coking coal production was down two per cent on the same period.

•	Uranium production was down 20 per cent on the fourth quarter of 2008 due to lower grades at ERA. 2009 full year uranium production was consistent with the prior year.

•	On 5 December 2009 Rio Tinto and BHP Billiton announced that they had signed binding agreements on the proposed iron ore production joint venture that cover all aspects of how the joint venture will operate and be governed. Rio Tinto and BHP Billiton anticipate completion of the production joint venture in the second half of calendar year 2010.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

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CORPORATE ACTIVITY
During 2009 Rio Tinto announced asset sales totalling $7.2 billion, of which $3.6 billion completed in 2009. Since February 2008, Rio Tinto has announced agreed asset sales of $10.3 billion.
In the fourth quarter of 2009 the Group realised $1.85 billion as follows:

Date	Transaction	Consideration	Comments

1 October	Jacobs Ranch coal mine	$764m

20 November	Cloud Peak IPO	$741m	IPO proceeds and cash distribution from connected debt offering

1 December	Alcan Composites	$349m
The following divestments are expected to complete during the first quarter of 2010:

Divested division	Consideration	Comments

Alcan Packaging Food Americas	$1.2 bn	Subject to US regulatory approval.

Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions	$2.025 bn	On 23 December 2009, Rio Tinto announced that it had accepted the Amcor offer following completion of the required Works Councils consultations.

Maules Creek and Vickery undeveloped coal projects	$306m (Rio Tinto share 75.7 per cent)	Coal & Allied announced A$480m consideration for Maules Creek and A$31.5m for Vickery
All sales proceeds referred to above are before relevant taxes and fees.
During the fourth quarter of 2009, Richards Bay Minerals (RBM) concluded a Broad Based Black Economic Empowerment (BBBEE) transaction with a consortia of local business and community groups. Rio Tinto’s share of RBM production data reflects a decrease from 50 per cent to 37 per cent with effect from 1 December 2009.
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q4 09	vs Q4 08	vs Q3 09	FY 09	vs FY 08
Hamersley	33,917	+53%	-3%	122,751	+12%
Hope Downs	2,844	+71%	-6%	10,317	+89%
Robe River	8,037	+53%	+3%	28,841	+8%
IOC (pellets and concentrate)	2,432	+7%	+83%	8,129	-13%
Markets
Sales volumes from the Pilbara region of Western Australia continued at record levels and exceeded 56 million tonnes during the fourth quarter (100 per cent basis), an increase of one per cent on the third quarter and 68 per cent higher than the corresponding quarter of 2008.
Shipments to all major markets, including the largest single market, China, were maintained at a high level and were primarily priced on a benchmark or its equivalent provisional basis.
Pilbara operations
Fourth quarter production of 56 million tonnes (45 million tonnes on an attributable basis) was two per cent lower than the previous quarter following planned maintenance, and represented a 54 per cent increase on the corresponding quarter of 2008, when production was cut back in line with customer delivery requirements.
The Pilbara system consistently operated at a run-rate in excess of its nameplate capacity of 220 million tonnes per annum during the second half of 2009. This reflected the successful implementation and optimisation of new infrastructure, control systems and recent mine

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expansions. The Operations Centre continued to enhance performance as it neared the final stages of construction and ramp-up.
Work progressed on or ahead of schedule on the Mesa A and Brockman 4 mines to secure the capacity of the Pilbara mines at around 220 million tonnes per annum. Both mines are expected to commence production in the first half of 2010.
Iron Ore Company of Canada (IOC)
Rio Tinto’s share of fourth quarter production at IOC was 2.4 million tonnes of pellets and concentrate, a seven per cent increase on the same quarter of 2008 and 83 per cent higher than the third quarter when a five week shutdown took place. The fourth quarter performance reflected additional heavy mobile equipment and pellet production operating at full capacity.
HIsmelt
The HIsmelt pig iron plant in Western Australia remains on a care and maintenance programme to April 2010, due to depressed global pig iron prices.
Dampier Salt
Fourth quarter salt production declined 31 per cent compared with the corresponding quarter of 2008. There was no production at Lake Macleod in October 2009 due to planned maintenance on a radial stacker and no production at Port Hedland in November and December during the changeover of the wet salt haulage contract.
COPPER
Rio Tinto share of production

	Q4 09	vs Q4 08	vs Q3 09	FY 09	vs FY 08
Kennecott Utah Copper
Mined copper (000 tonnes)	66.8	+5%	-12%	303.5	+28%
Refined copper (000 tonnes)	72.9	+24%	+8%	274.2	+37%
Molybdenum (000 tonnes)	3.4	+74%	+1%	11.3	+7%
Mined gold (000 ozs)	159	+56%	+15%	584	+56%
Refined gold (000 ozs)	147	+104%	+32%	479	+58%
Escondida
Mined copper (000 tonnes)	85.9	+30%	+10%	318.3	-17%
Refined copper (000 tonnes)	24.0	+9%	-4%	98.2	+27%
Grasberg JV
Mined copper (000 tonnes)	32.5	+1725%	+29%	107.7	+1413%
Mined gold (000 ozs)	187	n/a*	+59%	429	n/a*

*	There was no gold share allocated to Rio Tinto under the joint venture metal strip share in 2008.
Kennecott Utah Copper
Fourth quarter mined copper production increased by five per cent and annual production rose 28 per cent in line with improved concentrator performance following the optimisation of the flotation circuit. Molybdenum production improved 74 per cent compared with the same quarter of 2008 when mining was focussed on copper largely due to the deterioration of the molybdenum market in late 2008.
Refined metal output benefited from high mine production during the year and improved smelter performance during the fourth quarter. A 19 day maintenance shutdown is planned for the smelter during the second quarter of 2010.
Escondida
Mined copper for the fourth quarter increased by 30 per cent compared with the corresponding period of 2008, mainly attributable to higher concentrator head grades which more than offset a ten per cent decline in concentrator throughput in the period. Refined copper production for the quarter improved by nine per cent compared with the prior year due to the continuing ramp-up of sulphide leach cathode production. Refined production declined by four per cent compared with the third quarter of 2009 due to a one week shutdown of facilities during the fourth quarter.

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For the full year, mined copper production declined by 17 per cent compared with 2008, mainly due to lower throughput linked to the reduced SAG mill availability and lower head grades during the first half of the year.
Grasberg
Rio Tinto’s share of joint venture copper and gold was significantly higher in 2009 compared with 2008 due to improved ore grades, higher ore treated and consequently an increased allocation in accordance with the metal strip calculation. There was no gold production allocated to Rio Tinto under the joint venture metal strip share in 2008. Freeport is due to release its 100 per cent operating data for the fourth quarter on 21 January 2010.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q4 09	vs Q4 08	vs Q3 09	FY 09	vs FY 08
Rio Tinto Alcan
Bauxite	9,072	-1%	+22%	30,696	-12%
Alumina	2,282	-2%	+3%	8,815	-2%
Aluminium	957	-3%	+0%	3,803	-4%
Bauxite
Fourth quarter bauxite production was one per cent lower than the same quarter of 2008 and 22 per cent higher than the previous quarter. Production at Weipa increased by 25 per cent compared with the third quarter due to rising third party demand.
Alumina
Fourth quarter alumina production was two per cent lower than the same quarter of 2008 and two per cent lower for the full year, following production cuts at the Vaudreuil (Jonquiere) and Gardanne alumina refineries announced in early 2009. These production cuts offset record annual production at the Queensland Alumina, Yarwun, Gove and Sao Luis (Alumar) refineries.
Gove and Alumar continued to ramp up their expansions and presented annual production increases of eight per cent and ten per cent, respectively.
In the fourth quarter of 2009, Rio Tinto Alcan restarted idled capacity at the Vaudreuil refinery in Quebec, in response to improving alumina market conditions.
Aluminium
Fourth quarter aluminium production was three per cent lower than the same quarter of 2008. Annual production was four per cent lower than 2008.
During 2009 Rio Tinto announced the sale of the Ningxia smelter in China, the closure of the Beauharnois smelter in Quebec, the cessation of smelting activities at the Anglesey smelter in Wales and various other curtailments. At the end of 2009 Rio Tinto Alcan’s annual run rate was nine per cent lower than at the start of the year.
ENERGY
Australian coal
Rio Tinto share of production (000 tonnes)

	Q4 09	vs Q4 08	vs Q3 09	FY 09	vs FY 08
Rio Tinto Coal Australia
Hard coking coal	2,119	-2%	+2%	7,467	+0%
Other coal	6,022	+5%	-0%	23,103	+5%
Hard coking coal production from the Queensland coal operations decreased by two per cent, compared with the same quarter of 2008 following a planned longwall changeover at the Kestrel mine in October 2009.

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Fourth quarter production of thermal and semi-soft coal was five per cent higher than the corresponding quarter of 2008, primarily attributable to an increase in port allocations.
An investment in port capacity at the Dalrymple Bay Coal Terminal was completed in the third quarter of 2009. Additional rolling stock and track expansions will be delivered to the rail provider in 2010 to allow this capacity to be fully utilised. The expansion of the Port Waratah Coal Services (PWCS) facility was completed in the fourth quarter of 2009.
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q4 09	vs Q4 08	vs Q3 09	FY 09	vs FY 08
US Coal	17,095	-50%	-47%	109,520	-16%
On 20 November 2009, Rio Tinto completed the initial public offering of Cloud Peak Energy Inc. As a result, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America and are now managed by Cloud Peak Energy.
Prior to that, on 1 October 2009 Rio Tinto completed the sale of the Jacobs Ranch mine, which had previously been reported within Rio Tinto Energy America.
The table above reflects the changed shareholdings and includes the 100 per cent owned Colowyo mine.
Uranium
Rio Tinto share of production (000 lbs)

	Q4 09	vs Q4 08	vs Q3 09	FY 09	vs FY 08
Energy Resources of	1,663	-33%	-22%	7,865	-2%
Australia
Rössing	1,697	-1%	+3%	6,275	+2%
Rio Tinto’s share of fourth quarter uranium production was 20 per cent lower than the corresponding quarter of 2008. Fourth quarter production at ERA was 33 per cent lower than the corresponding quarter of 2008, due to lower mill head grade attributable to mine scheduling. This was partially offset by improved plant performance.
DIAMONDS
Rio Tinto share of production (000 carats)

	Q4 09	vs Q4 08	vs Q3 09	FY 09	vs FY 08
Argyle	3,504	-33%	+54%	10,591	-30%
Diavik	918	-41%	+85%	3,339	-40%
Argyle continued to ramp up production in the fourth quarter following the decision to shut operations in the second quarter to balance production with market demand. Production was 33 per cent lower than the same quarter of 2008. Markets recovered during the fourth quarter but remained below prior year levels.
Fourth quarter carat production at Diavik was 41 per cent lower than the same quarter of 2008 as the mine reduced operating levels in response to weaker market conditions. Carat production recovered 85 per cent compared with the third quarter when the six week summer shutdown took place.
Production at all Rio Tinto Diamonds operations was closely monitored throughout the year to limit inventory build up.

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MINERALS
Rio Tinto share of production (000 tonnes)

	Q4 09	vs Q4 08	vs Q3 09	FY 09	vs FY 08
Borates	109	-9%	-12%	424	-31%
Titanium dioxide feedstock	325	-12%	+97%	1,147	-25%
Minerals production continued to be affected by lower demand in line with reduced economic activity across all major regions. In addition, planned maintenance shutdowns occurred during the quarter and reductions in inventory levels were targeted.
Fourth quarter borates production was down nine per cent on the same quarter of 2008 and was 12 per cent lower than the third quarter as a result of year end shutdowns for scheduled maintenance. Fourth quarter talc production increased by 18 per cent compared with the same period of 2008, as European markets staged a modest recovery.
Fourth quarter titanium dioxide feedstock production continued to be impacted by weak market conditions, although production ramped up after the eight week shutdown at QIT in the third quarter. Production reflects the BBBEE transaction completed by RBM with effect from 1 December 2009.
EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2009 was $514 million compared with $1,135 million in 2008. In 2009 the Group realised $903 million (pre-tax) from the divestment of exploration properties, including $818 million pre-tax ($797 million post-tax) from the divestment of its undeveloped potash assets in Argentina and Canada.
Exploration highlights
In the Amargosa district of coastal Brazil, ground-penetrating radar surveys successfully mapped bauxite mineralisation to depths of up to 40m. A combination of drilling and radar surveys will be utilised in 2010 for resource estimation on the project.
In Utah, drilling within 3km of the Bingham Canyon copper mine has identified a new copper-molybdenum-gold porphyry system. Delineation drilling is now underway with numerous other geophysical targets to be tested in 2010 within the Bingham mine orbit.
On the Orientale iron ore project in northeast DRC, mapping and sampling continued over the Mount Asonga high-grade hematite prospect.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil.	Australia, Brazil, Guyana, Laos.

Copper	Copper: Bingham Orbit, US. Nickel: Tamarack, US.	Copper: Chile, US, Peru, Russia, Kazakhstan.

Diamonds & Minerals		Diamonds: India, Canada, Democratic Republic of Congo.

Energy	Coal: Altai Nuurs, Mongolia.	Coal: South Africa, Tanzania, Mozambique. Uranium: Australia, Jordan.

Iron Ore	Pilbara, Australia.	Democratic Republic of Congo.
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Escondida, Northparkes, Rössing, Diavik and Pilbara Iron. Exploration at ERA focussed on supporting the evaluation of the Ranger 3 Deeps and heap leach projects.

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Pre-feasibility or feasibility work progressed on a number of projects including Resolution (copper/molybdenum, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Bunder (diamonds, India), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London
Nick Cobban
Office: +44 (0) 20 7781 1138
Mobile: +44 (0) 7920 041 003
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605
Media Relations, Americas
Tony Shaffer
Office: +61 (0) 3 9283 3612
Mobile: +1 202 256 3667
Investor Relations, London
Mark Shannon
Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7917 576 597
David Ovington
Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 010 978
Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
Media Relations, Australia
David Luff
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 419 850 205
Tony Shaffer
Office: +61 (0) 3 9283 3612
Mobile: +1 202 256 3667
Media Relations, Canada
Stefano Bertolli
Office:: +1 (0) 514 848 8151
Mobile: +1 (0) 514 945 1800
Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Simon Ellinor
Office: +61 (0) 7 3361 4365
Mobile: +61 (0) 439 102 811

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Rio Tinto production summary

Rio Tinto share of production

								% change
			Quarter					Q4 09	Q4 09	2009
			2008	2009	2009	Full Year		vs	vs	vs
			Q4	Q3	Q4	2008	2009	Q4 08	Q3 09	2008

Principal Commodities

Alumina	(’000 t	)	2,336	2,208	2,282	9,008	8,815	-2%	3%	-2%
Aluminium	(’000 t	)	990	956	957	3,981	3,803	-3%	0%	-4%
Bauxite	(’000 t	)	9,119	7,443	9,072	34,987	30,696	-1%	22%	-12%
Borates	(’000 t	)	121	124	109	610	424	-9%	-12%	-31%
Coal — hard coking coal	(’000 t	)	2,162	2,077	2,119	7,431	7,467	-2%	2%	0%
Coal — other Australian	(’000 t	)	5,737	6,031	6,022	22,094	23,103	5%	0%	5%
Coal — US	(’000 t	)	34,037	32,453	17,095	130,755	109,520	-50%	-47%	-16%
Copper — mined	(’000 t	)	149.1	197.2	203.3	698.5	804.7	36%	3%	15%
Copper — refined	(’000 t	)	91.6	100.6	105.5	321.6	412.4	15%	5%	28%
Diamonds	(’000 cts)		6,854	2,787	4,451	20,816	14,026	-35%	60%	-33%
Iron ore	(’000 t	)	31,759	47,511	47,228	153,394	171,547	49%	-1%	12%
Titanium dioxide feedstock	(’000 t	)	369	165	325	1,524	1,147	-12%	97%	-25%
Uranium	(’000 lbs)		4,199	3,778	3,360	14,200	14,140	-20%	-11%	0%

Other Metals & Minerals

Gold — mined	(’000 ozs)		123	278	374	460	1,111	204%	34%	141%
Gold — refined	(’000 ozs)		72	112	147	303	479	104%	32%	58%
Molybdenum	(’000 t	)	2.0	3.4	3.4	10.6	11.3	74%	1%	7%
Pig Iron	(’000 t	)	32	0	0	87	0	—	—	—
Salt	(’000 t	)	1,722	1,731	1,192	6,135	5,848	-31%	-31%	-5%
Silver — mined	(’000 ozs)		1,715	2,122	2,375	5,901	8,569	39%	12%	45%
Silver — refined	(’000 ozs)		677	886	1,148	3,252	4,050	70%	30%	25%
Talc	(’000 t	)	194	240	222	1,163	888	15%	-7%	-24%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

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Rio Tinto share of production

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

ALUMINA

Production (‘000 tonnes)
Gardanne	100%	1	—	—	—	—	38	—
Gove	100%	615	609	613	641	656	2,325	2,519
Jonquiere	100%	358	327	248	261	288	1,370	1,125
Queensland Alumina	80%	790	770	781	803	813	3,074	3,167
Sao Luis (Alumar)	10%	39	38	37	37	53	150	166
Yarwun	100%	349	313	347	345	341	1,293	1,347
Speciality alumina plants	100%	184	129	113	121	129	758	492

Rio Tinto total alumina production		2,336	2,186	2,139	2,208	2,282	9,008	8,815

ALUMINIUM (a)

Refined production (‘000 tonnes)
Australia — Bell Bay	100%	45	44	45	44	44	178	177
Australia — Boyne Island	59%	83	81	83	84	84	330	331
Australia — Tomago	52%	68	67	68	69	68	270	272
Cameroon — Alucam (Edea)	47%	11	8	8	9	10	43	34
Canada — six wholly owned (b)	100%	365	354	348	343	345	1,440	1,390
Canada — Alouette	40%	58	56	57	58	58	229	229
Canada — Becancour	25%	26	27	25	26	27	104	105
France — three wholly owned	100%	92	84	82	89	90	389	345
Iceland — ISAL (Reykjavik)	100%	48	46	47	48	48	187	190
New Zealand — Tiwai Point	79%	55	46	48	57	64	250	215
Norway — SORAL (Husnes)	50%	22	16	11	11	11	86	49
Oman — Sohar (c)	20%	8	16	18	18	19	10	70
UK — two wholly owned	100%	42	36	35	36	40	207	147
UK — Anglesey (d)	51%	16	18	18	18	—	60	54
USA — Sebree	100%	50	48	48	48	49	197	193

Rio Tinto total aluminium production		990	948	942	956	957	3,981	3,803

BAUXITE

Production (‘000 tonnes)
Awaso (e)	80%	177	174	109	22	47	637	352
Sangaredi	(f )	1,520	1,374	937	1,171	1,565	5,931	5,047
Gove	100%	1,655	1,551	1,816	1,822	1,996	6,245	7,185
Porto Trombetas	12%	594	451	425	480	521	2,168	1,877
Weipa (g)	100%	5,173	3,415	3,929	3,949	4,942	20,006	16,235

Rio Tinto total bauxite production		9,119	6,964	7,217	7,443	9,072	34,987	30,696

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	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

BORATES

Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	121	111	79	124	109	610	424

COAL — HARD COKING

Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,506	872	1,292	1,496	1,513	4,960	5,173
Kestrel Coal	80%	656	501	606	581	607	2,471	2,294

Rio Tinto total hard coking coal production		2,162	1,372	1,898	2,077	2,119	7,431	7,467

COAL — OTHER (h)

Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	424	341	435	445	434	1,622	1,655
Blair Athol Coal	71%	1,936	1,818	2,250	2,142	1,858	7,262	8,068
Hunter Valley Operations	76%	2,077	2,047	2,066	2,085	2,305	8,139	8,504
Kestrel Coal	80%	209	285	121	111	163	744	679
Mount Thorley Operations	61%	340	345	385	583	711	1,786	2,024
Warkworth	42%	750	479	478	665	549	2,540	2,172

Total Australian other coal		5,737	5,315	5,734	6,031	6,022	22,094	23,103

US Coal (‘000 tonnes)
Antelope (i)	48%	8,191	7,277	7,799	8,057	5,898	32,474	29,031
Colowyo (j)	100%	1,212	869	783	845	717	4,446	3,214
Cordero Rojo (i)	48%	9,333	8,897	7,588	9,586	7,289	36,318	33,361
Decker (i)	24%	680	536	505	588	387	2,970	2017
Jacobs Ranch (k)	0%	10,275	9,349	8,062	9,126	—	38,206	26,537
Spring Creek (i)	48%	4,347	3,915	4,392	4,251	2,803	16,341	15,360

Total US coal		34,037	30,844	29,128	32,453	17,095	130,755	109,520

Rio Tinto total other coal production		39,774	36,159	34,863	38,484	23,117	152,849	132,623

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	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

COPPER

Mine production (‘000 tonnes) (l)
Bingham Canyon	100%	63.8	74.7	86.2	75.8	66.8	238.0	303.5
Escondida	30%	66.0	78.1	76.2	78.2	85.9	384.5	318.3
Grasberg — Joint Venture (m)	40%	1.8	24.7	25.3	25.2	32.5	7.1	107.7
Northparkes	80%	6.1	6.6	7.4	6.9	6.5	19.8	27.4
Palabora	58%	11.4	11.8	13.1	11.1	11.6	49.1	47.6

Rio Tinto total mine production		149.1	196.0	208.2	197.2	203.3	698.5	804.7

Refined production (‘000 tonnes)
Escondida	30%	21.9	23.5	25.7	25.0	24.0	77.3	98.2
Kennecott Utah Copper	100%	58.6	68.7	65.1	67.6	72.9	200.6	274.2
Palabora	58%	11.0	12.1	11.2	8.0	8.7	43.8	40.0

Rio Tinto total refined production		91.6	104.3	102.0	100.6	105.5	321.6	412.4

DIAMONDS

Production (‘000 carats)
Argyle	100%	5,253	4,404	408	2,274	3,504	15,076	10,591
Diavik	60%	1,558	1,071	853	497	918	5,535	3,339
Murowa	78%	43	31	20	17	29	205	97

Rio Tinto total diamond production		6,854	5,506	1,281	2,787	4,451	20,816	14,026

GOLD

Mine production (‘000 ounces) (l)
Barneys Canyon	100%	1	1	1	0	0	5	2
Bingham Canyon	100%	100	126	159	138	158	368	582
Escondida	30%	11	11	11	9	13	43	43
Grasberg — Joint Venture (m)	40%	—	51	73	118	187	—	429
Northparkes	80%	6	6	6	7	9	26	27
Rawhide (n)	100%	3	4	5	5	5	9	19
Others	—	2	3	2	2	1	8	8

Rio Tinto total mine production		123	201	258	278	374	460	1,111

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	72	108	112	112	147	303	479

Continues	Page 12 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

IRON ORE & IRON

Production (‘000 tonnes) (l)
Corumbá (o)	0%	430	401	574	534	—	2,032	1,509
Hamersley — six wholly owned mines	100%	19,057	19,571	26,834	30,353	30,050	95,553	106,808
Hamersley — Channar	60%	1,179	1,437	1,819	1,851	1,517	6,229	6,625
Hamersley — Eastern Range	(p )	1,900	1,958	2,374	2,636	2,349	8,186	9,318
Hope Downs	50%	1,662	1,707	2,748	3,019	2,843	5,468	10,317
Iron Ore Company of Canada	59%	2,282	1,853	2,515	1,329	2,432	9,295	8,129
Robe River	53%	5,250	4,717	8,298	7,789	8,037	26,631	28,841

Rio Tinto total mine production		31,759	31,645	45,162	47,511	47,228	153,394	171,547

Pig iron production (‘000 tonnes) HIsmelt®	60%	32	—	—	—	—	87	—

MOLYBDENUM

Mine production (‘000 tonnes) (l)
Bingham Canyon	100%	2.0	2.0	2.5	3.4	3.4	10.6	11.3

SALT

Production (‘000 tonnes)
Dampier Salt	68%	1,722	1,405	1,520	1,731	1,192	6,135	5,848

SILVER

Mine production (‘000 ounces) (l)
Bingham Canyon	100%	933	1,106	1,389	1,189	1,187	3,414	4,871
Escondida	30%	442	403	416	316	492	1,850	1,627
Grasberg — Joint Venture (m)	40%	220	154	303	460	557	220	1,474
Others	—	120	141	159	158	138	417	596

Rio Tinto total mine production		1,715	1,803	2,268	2,122	2,375	5,901	8,569

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	677	1,085	931	886	1,148	3,252	4,050

TALC

Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	194	202	224	240	222	1,163	888

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	369	324	332	165	325	1,524	1,147

Continues	Page 13 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

URANIUM

Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	2,492	1,883	2,180	2,138	1,663	8,052	7,865
Rössing	69%	1,707	1,477	1,461	1,640	1,697	6,149	6,275

Rio Tinto total uranium production		4,199	3,360	3,641	3,778	3,360	14,200	14,140

Production data notes

(a)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(b)	Includes data for Beauharnois smelter which ceased operating in the second quarter of 2009.

(c)	Production at the Sohar smelter commenced in the third quarter of 2008.

(d)	The Anglesey smelter ceased operating at the end of the third quarter of 2009.

(e)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production.

(f)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(g)	Includes beneficiated and calcined bauxite production.

(h)	Coal — other includes thermal coal and semi-soft coking coal.

(i)	On 20 November 2009, Rio Tinto completed the initial public offering of Cloud Peak Energy Inc. As a result, Rio Tinto now holds a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(j)	During 2008, Rio Tinto acquired a 100% interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production.

(k)	Rio Tinto completed the sale of its 100% interest in the Jacobs Ranch mine on 1 October 2009.

(l)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

(m)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown.

(n)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100%. The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; since then Rio Tinto has been entitled to 100%.

(o)	Rio Tinto completed the sale of its 100% interest in the Corumbá mine, effective 18 September 2009.

(p)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
The Rio Tinto percentage interest shown above is at 31 December 2009.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in Tarong Coal, Greens Creek and Cortez/Pipeline were sold during 2008 and its interest in the Ningxia aluminium smelter was sold in early 2009. No data for these operations are included in the Share of Production table.

Continue	Page 14 of 26

Rio Tinto operational data

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

ALUMINIUM

Rio Tinto Alcan
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,655	1,551	1,816	1,822	1,996	6,245	7,185
Weipa mine — Queensland	100.0%	5,173	3,415	3,929	3,949	4,942	20,006	16,235
Brazil
Porto Trombetas (MRN) mine	12.0%	4,950	3,756	3,544	4,000	4,345	18,063	15,645
Ghana
Awaso mine (a)	80.0%	221	217	136	28	59	796	440
Guinea
Sangaredi mine (b)	23.0%	3,377	3,053	2,083	2,602	3,478	13,181	11,216

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		9,092	7,291	7,337	7,803	9,140	34,903	31,571
_____________________________
(a)     Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production. A binding agreement has been reached for the sale of RTA’s 80% interest in Ghana Bauxite Company, subject to Government approval.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory	100.0%	615	609	613	641	656	2,325	2,519
Queensland Alumina Refinery — Queensland	80.0%	987	962	977	1,003	1,017	3,842	3,959
Yarwun refinery — Queensland	100.0%	349	313	347	345	341	1,293	1,347
Brazil
Sao Luis (Alumar) refinery	10.0%	391	382	370	373	532	1,504	1,657
Canada
Jonquiere refinery — Quebec	100.0%	358	327	248	261	288	1,370	1,125
France
Gardanne refinery	100.0%	1	—	—	—	—	38	—
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 15 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

ALUMINIUM (continued)

Specialty Alumina Plants
Speciality alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec	100.0%	4	4	4	3	4	17	16
Jonquiere plant — Quebec	100.0%	28	26	29	27	26	122	109
France
Beyrede	100.0%	5	3	2	4	6	26	15
Gardanne plant	100.0%	132	88	70	76	83	534	317
La Bathie plant	100.0%	7	4	3	4	5	32	16
Germany
Teutschenthal plant	100.0%	7	4	4	6	5	27	19
Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	45	44	45	44	44	178	177
Boyne Island smelter — Queensland	59.4%	140	136	139	141	141	556	556
Tomago smelter — New South Wales	51.6%	132	130	132	133	133	523	528
Cameroon
Alucam (Edea) smelter	46.7%	25	17	16	18	22	91	73
Canada
Alma smelter — Quebec	100.0%	109	108	108	109	110	424	435
Alouette (Sept-Iles) smelter — Quebec	40.0%	145	140	143	145	145	572	573
Arvida smelter — Quebec	100.0%	44	41	43	43	44	172	171
Beauharnois, smelter — Quebec (a)	100.0%	13	9	2	—	—	50	11
Becancour smelter — Quebec	25.1%	105	107	101	103	109	415	420
Grande-Baie smelter — Quebec	100.0%	54	53	53	54	54	212	215
Kitimat smelter — British Colombia	100.0%	62	60	59	53	52	247	224
Laterriere smelter — Quebec	100.0%	59	58	59	59	59	234	235
Shawinigan smelter — Quebec	100.0%	26	25	25	25	25	100	99
China
Ningxia (Qingtongxia) smelter (b)	0.0%	41	10	—	—	—	163	10
France
Dunkerque smelter	100.0%	63	57	57	64	66	254	244
Lannemezan smelter	100.0%	—	—	—	—	—	5	—
St-Jean-de Maurienne smelter	100.0%	29	28	25	25	24	130	101
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

ALUMINIUM (continued)
Iceland
ISAL (Reykjavik) smelter	100.0%	48	46	47	48	48	187	190
New Zealand
Tiwai Point smelter	79.4%	69	58	61	71	81	316	271
Norway
SORAL (Husnes) smelter	50.0%	43	32	21	22	22	171	98
Oman
Sohar smelter (c)	20.0%	41	79	90	89	93	49	351
United Kingdom
Anglesey Aluminium smelter (d)	51.0%	32	35	35	36	—	118	106
Lochaber smelter	100.0%	10	9	9	9	10	43	38
Lynemouth smelter	100.0%	31	26	26	27	30	165	109
United States
Sebree smelter — Kentucky	100.0%	50	48	48	48	49	197	193
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (e)		1,288	1,167	1,243	1,244	1,254	5,134	4,909

(a)	The Beauharnois smelter ceased operations in the second quarter of 2009.

(b)	Rio Tinto sold its 50 per cent interest in the Ningxia aluminium smelter with an effective date of 26 January 2009

(c)	Production at the Sohar smelter commenced in the third quarter of 2008.

(d)	The Anglesey smelter ceased operating at the end of the third quarter of 2009.

(e)	Primary aluminium sales include sales made through Rio Tinto Alcan’s Engineered Products division.

BORATES
Rio Tinto Minerals — borates	100.0%
California, US and Argentina Borates (‘000 tonnes) (a)		121	111	79	124	109	610	424

(a)	Production is expressed as B2O3 content.
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,402	1,126	1,438	1,468	1,434	5,357	5,466
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,718	2,552	3,158	3,007	2,609	10,194	11,325
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,837	1,063	1,576	1,824	1,845	6,049	6,308
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,268	2,212	2,383	1,610	2,400	7,886	8,606
Semi-soft coking coal production (‘000 tonnes)		476	492	346	1,144	644	2,865	2,626
Kestrel Coal mine (a)	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		262	356	151	138	204	929	849
Hard coking coal production (‘000 tonnes)		820	626	758	726	758	3,089	2,868
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		53	513	478	882	357	1,780	2,230
Semi-soft coking coal production (‘000 tonnes)		508	57	157	81	818	1,168	1,112
Tarong Coal mine (b)	0.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		—	—	—	—	—	262	—
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

COAL (continued)

Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,658	1,064	918	1,378	1,272	5,652	4,632
Semi-soft coking coal production (‘000 tonnes)		125	75	217	204	34	386	530

Total hard coking coal production (‘000 tonnes)		2,657	1,689	2,334	2,550	2,603	9,137	9,176

Total hard coking coal sales (‘000 tonnes) (a)		3,006	2,186	2,551	2,761	2,761	9,002	10,260

Total other coal production (‘000 tonnes) (c)		9,468	8,447	9,246	9,912	9,772	36,481	37,377

Total other coal sales (‘000 tonnes) (d) (e)		9,347	7,376	9,323	9,654	10,231	36,867	36,584

Total coal production (‘000 tonnes)		12,125	10,136	11,580	12,462	12,375	45,618	46,554

Total coal sales (‘000 tonnes)		12,353	9,562	11,875	12,415	12,992	45,870	46,844

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (a)		2,440	1,773	2,072	2,246	2,246	7,323	8,337

Share of other coal sales (‘000 tonnes) (d) (e)		5,598	4,603	5,742	5,955	6,205	22,680	22,505

(a)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(b)	Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(c)	Other coal production includes thermal coal and semi-soft coking coal.

(d)	Other coal sales include thermal coal and semi-soft coking coal.

(e)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

COAL (continued)

US Coal
Antelope mine (a)	48.3%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,191	7,277	7,799	8,057	7,732	32,473	30,865
Colowyo mine (b)	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		1,212	869	783	845	717	4,446	3,214
Cordero Rojo mine (a)	48.3%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,333	8,897	7,588	9,586	9,616	36,318	35,687
Decker mine (a)	24.1%
Montana, US
Thermal coal production (‘000 tonnes)		1,360	1,073	1010	1,177	901	5,939	4,161
Jacobs Ranch mine (c)	0%
Wyoming, US
Thermal coal production (‘000 tonnes)		10,275	9,349	8,062	9,126	—	38,206	26,537
Spring Creek mine (a)	48.3%
Montana, US
Thermal coal production (‘000 tonnes)		4,347	3,915	4,392	4,251	3,478	16,341	16,035

Total coal production (‘000 tonnes) (d)		34,717	31,380	29,634	33,041	22,444	133,724	116,499

Total coal sales (‘000 tonnes) (d)		34,750	32,076	29,487	32,918	22,467	133,330	116,947

(a)	On 20 November 2009, Rio Tinto completed the initial public offering of Cloud Peak Energy Inc. As a result, Rio Tinto now holds a 48.3 per cent interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(b)	During 2008, Rio Tinto acquired a 100% interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production.

(c)	Rio Tinto completed the sale of its 100% interest in the Jacobs Ranch mine on 1 October 2009.

(d)	Total coal production and sales have been restated to include Colowyo which had previously been reported separately.
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		22,516	21,381	19,898	16,224	20,246	89,451	77,749
Average copper grade (%)		1.04	0.93	1.22	1.40	1.38	1.37	1.22
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		186.3	156.4	199.6	188.4	233.0	992.4	777.4
Contained gold (‘000 ounces)		36	35	37	29	42	144	144
Contained silver (‘000 ounces)		1,474	1,345	1,387	1,052	1,641	6,167	5,424
Contained copper in leachate/mined material (‘000 tonnes)		34	104	54	72	53	289	284
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		73	78	86	83	80	258	327
Freeport-McMoRan Copper & Gold	0.0%	(40.0% of the expansion)
Grasberg mine (a)
Papua, Indonesia
Ore treated (‘000 tonnes)		19,794	21,364	21,632	22,191	21,115	70,596	86,303
Average mill head grades:
Copper (%)		1.01	1.12	1.10	0.90	0.77	0.83	0.97
Gold (g/t)		0.85	1.13	1.51	1.33	0.97	0.66	1.24
Silver (g/t)		3.17	3.63	3.81	3.49	2.82	3.21	3.44
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		180.6	214.6	214.8	180.8	140.0	521.3	750.1
Gold in concentrates (‘000 ounces)		445	638	875	823	535	1,199	2,871
Silver in concentrates (‘000 ounces)		1,602	2,012	2,314	1,909	1,064	4,707	7,299
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		172.2	189.0	222.1	174.3	133.9	511.8	719.3
Gold in concentrates (‘000 ounces)		425	565	885	796	518	1,185	2,765
Silver in concentrates (‘000 ounces)		1,218	1,425	1,876	1,459	827	3,694	5,587

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 4Q 2009 results are not actuals but are forecasts from FCX’s most recent five-year plan and the Full Year 2009 results include the 9-Month 2009 actuals and 4Q 2009 forecasts. FCX is not releasing its actual 100% operating data for 4Q 2009 until the release of its 2009 fourth-quarter and full year results on 21 January 2010.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine (a)	0.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		—	—	—	—	—	491	—
Leached (‘000 tonnes)		—	—	—	—	—	1,839	—
Average ore grade: gold
Milled (g/t)		—	—	—	—	—	3.40
Leached (g/t)		—	—	—	—	—	0.50	—
Gold produced (‘000 ounces)		—	—	—	—	—	72	—
Greens Creek mine (a)	0.0%
Alaska, US
Ore treated (‘000 tonnes)		—	—	—	—	—	171	—
Average ore grades:
Gold (g/t)		—	—	—	—	—	5.11	—
Silver (g/t)		—	—	—	—	—	456	—
Zinc (%)		—	—	—	—	—	10.3	—
Lead (%)		—	—	—	—	—	3.7	—
Metals produced in concentrates:
Gold (‘000 ounces)		—	—	—	—	—	18	—
Silver (‘000 ounces)		—	—	—	—	—	1,815	—
Zinc (‘000 tonnes)		—	—	—	—	—	13.9	—
Lead (‘000 tonnes)		—	—	—	—	—	4.6	—
Rawhide mine (b) (c)	100.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		5	4	5	5	5	18	19
Silver (‘000 ounces)		48	35	54	63	58	150	210

(a)	On 5 March 2008 (effective end of February) Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner and on 16 April 2008 Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner. Production data for these mines are shown up to those dates.

(b)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

(c)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100% The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; since then Rio Tinto has been entitled to 100%.
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		1.3	0.8	0.8	0.4	0.4	5.4	2.3
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,121	12,281	13,749	13,880	12,946	49,134	52,856
Average ore grade:
Copper (%)		0.65	0.69	0.69	0.60	0.57	0.58	0.64
Gold (g/t)		0.39	0.44	0.52	0.43	0.53	0.35	0.48
Silver (g/t)		3.32	3.37	3.96	3.35	3.45	2.97	3.54
Molybdenum (%)		0.028	0.031	0.036	0.038	0.044	0.041	0.038
Copper concentrates produced (‘000 tonnes)		250	256	290	258	223	931	1,028
Average concentrate grade (% Cu)		25.4	29.0	29.7	29.3	29.9	25.5	29.4
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		63.8	74.7	86.2	75.8	66.8	238.0	303.5
Gold (‘000 ounces)		100	126	159	138	158	368	582
Silver (‘000 ounces)		933	1,106	1,389	1,189	1,187	3,414	4,871
Molybdenum concentrates produced (‘000 tonnes):		3.7	3.8	4.7	6.5	6.5	19.4	21.6
Molybdenum in concentrates (‘000 tonnes)		2.0	2.0	2.5	3.4	3.4	10.6	11.3
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		280	288	305	294	288	941	1,175
Copper anodes produced (‘000 tonnes) (c)		67.6	73.0	67.5	67.0	79.7	205.1	287.1
Production of refined metal:
Copper (‘000 tonnes)		58.6	68.7	65.1	67.6	72.9	200.6	274.2
Gold (‘000 ounces) (d)		72	108	112	112	147	303	479
Silver (‘000 ounces) (d)		677	1,085	931	886	1,148	3,252	4,050

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

COPPER & GOLD (continued)

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,337	1,367	1,422	1,421	1,344	5,244	5,554
Average ore grades:
Copper (%)		0.63	0.68	0.75	0.69	0.70	0.54	0.70
Gold (g/t)		0.23	0.23	0.24	0.26	0.33	0.26	0.27
Copper concentrates produced (‘000 tonnes)		22.0	23.5	27.0	24.3	23.7	76.4	98.5
Contained copper in concentrates:
Saleable production (‘000 tonnes)		7.6	8.3	9.3	8.6	8.1	24.8	34.3
Sales (‘000 tonnes) (a)		6.9	2.9	7.8	6.6	9.7	20.1	26.9
Contained gold in concentrates:
Saleable production (‘000 ounces)		7.2	7.1	7.9	8.4	11.0	32.3	34.3
Sales (‘000 ounces) (a)		8.2	2.5	5.9	6.1	9.8	32.6	24.2

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		3,150	2,789	2,940	2,792	2,809	12,454	11,330
Average ore grade: copper (%)		0.67	0.68	0.68	0.66	0.67	0.69	0.67
Copper concentrates produced (‘000 tonnes)		66.7	67.1	76.1	61.8	65.8	286.5	270.8
Average concentrate grade: copper (%)		29.6	30.5	29.9	31.1	30.5	29.7	30.5
Copper in concentrates (‘000 tonnes)		19.7	20.5	22.7	19.3	20.1	85.1	82.6
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		70.0	72.8	68.0	58.5	67.3	261.3	266.6
New copper anodes produced (‘000 tonnes)		20.7	20.2	18.9	12.5	14.3	75.9	65.9
Refined new copper produced (‘000 tonnes)		19.1	21.0	19.5	13.8	15.1	75.9	69.4
By-products:
Magnetite concentrate (‘000 tonnes)		469	772	617	759	697	1,951	2,845
Nickel contained in products (tonnes)		19	21	33	29	11	100	95
Vermiculite plant
Vermiculite produced (‘000 tonnes)		49	52	46	48	50	199	196
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Conntinues	Page 24 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,806	881	315	1,465	1,972	6,809	4,634
AK1 diamonds produced (‘000 carats)		5,253	4,404	408	2,274	3,504	15,076	10,591
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		570	427	382	186	364	2,414	1,359
Diamonds recovered (‘000 carats)		2,597	1,785	1,421	828	1,530	9,225	5,565
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		100	84	78	39	66	383	267
Diamonds recovered (‘000 carats)		55	40	26	21	37	264	124

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman and Nammuldi	100.0%	19,057	19,571	26,834	30,353	30,050	95,553	106,808
Hamersley — Channar	60.0%	1,965	2,395	3,032	3,085	2,528	10,382	11,041
Hamersley — Eastern Range	(a )	1,900	1,958	2,374	2,636	2,349	8,186	9,318
Hope Downs	50.0%	3,323	3,414	5,495	6,037	5,687	10,936	20,634
Robe River — Pannawonica	53.0%	4,456	3,572	7,426	7,378	6,801	25,049	25,178
Robe River — West Angelas	53.0%	5,449	5,329	8,231	7,317	8,362	25,198	29,239

Total production (‘000 tonnes)		36,150	36,240	53,393	56,808	55,778	175,304	202,218

Total sales (‘000 tonnes) (b)		33,641	39,343	52,479	55,722	56,350	171,472	203,895

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Sales represent iron ore exported from Western Australian ports.
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2009	2009	2009	2009	2008	2009

IRON ORE & IRON (continued)

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		877	1,459	2,396	835	1,034	3,193	5,724
Pellets (‘000 tonnes)		3,009	1,697	1,887	1,429	3,107	12,637	8,120
Sales:
Concentrate (‘000 tonnes)		787	919	1,832	1,167	1,317	2,759	5,235
Pellets (‘000 tonnes)		2,443	1,210	2,407	2,086	3,307	12,302	9,010
Rio Tinto Brasil
Corumbá mine (a)	0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes) (b)		430	401	574	534	—	2,032	1,509
Sales (‘000 tonnes)		278	138	140	253	—	1,809	530
______________________________
(a) Rio Tinto sold its 100% interest in the Corumbá mine with an effective date of 18 September 2009 and production data are shown up to that date.

(b) Production includes by-product fines.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes) (a)		54	—	—	—	—	144	—
______________________________
(a) In March 2009, Rio Tinto announced that HIsmelt would be placed on a 12 month care and maintenance programme.

SALT
Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		2,519	2,056	2,224	2,532	1,744	8,974	8,555

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		194	202	224	240	222	1,163	888
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26

	Rio Tinto	4Q	1Q	2Q	3Q	4Q	Year	Year
	interest	2008	2008	2009	2009	2009	2008	2009

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a) (b)
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		369	324	332	165	325	1,524	1,147
_____________________________
(a)     During the fourth quarter of 2009, Richards Bay Minerals concluded a Broad Based Black Economic Empowerment transaction. RTIT’s share of RBM production reflects a decrease from 50% to 37% with effect from 1 December 2009.

(b) Ilmenite mined in Madagascar is being processed in Canada with effect from June 2009.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		3,644	2,754	3,188	3,126	2432	11,773	11,500
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		2,489	2,154	2,130	2,391	2,475	8,966	9,150
Rio Tinto percentage interest shown above is at 31 December 2009. The data represent full production and sales on a 100% basis unless otherwise stated.